Comcast Corporation

One Comcast Center, Philadelphia, Pennsylvania 19103-2838

Tel: (215) 286-1700

September 3, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:    Larry Spirgel, Assistant Director

Re:	Comcast Corporation
Registration Statement on Form S-4
File No. 333-194698
Rule 461 Request for Acceleration

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Comcast Corporation (“Comcast”) requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-194698) (the “Registration Statement”) be accelerated to 11:00 a.m., Eastern Time, on Friday, September 5, 2014, or as soon thereafter as practicable.

Please note that forms of the tax opinions of Davis Polk & Wardwell LLP, counsel to Comcast, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Time Warner Cable Inc., were filed as exhibits 8.1 and 8.2, respectively, to Amendment No. 4 to the Registration Statement, which was filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2014. Final copies of those tax opinions will be filed as exhibits to an exhibits-only amendment to the Registration Statement, which will be filed with the Commission at 9:00 a.m., Eastern Time (and prior to the requested effectiveness time of 11:00 a.m., Eastern Time), on Friday, September 5, 2014.

Comcast acknowledges that the disclosure in the Registration Statement is the responsibility of Comcast. Comcast represents to the Commission that:

•	should the Commission or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Comcast from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Comcast may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David L. Caplan, Davis Polk & Wardwell LLP, at (212) 450-4156 with any questions you may have concerning this request. In addition, please notify Mr. Caplan when the request for acceleration has been granted.

Sincerely,

COMCAST CORPORATION

By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President, General Counsel and Secretary